Mailstop 3233
                                                              August 10, 2018


   Via E-mail
   Mr. Mark T. Lammas
   Chief Financial Officer
   Hudson Pacific Properties, Inc.
   Hudson Pacific Properties, L.P.
   11601 Wilshire Blvd., Ninth Floor
   Los Angeles, CA 90025



          Re:    Hudson Pacific Properties, Inc.
                 Hudson Pacific Properties, L.P.
                 Form 10-K for the fiscal year ended December 31, 2017 Filed February 16, 2018

                 Form 8-K
                 Filed August 1, 2018
                 File No. 001-34789 (Inc.)
                 File No. 333-202799-01 (L.P.)


   Dear Mr. Lammas:

          We have limited our review of your filings to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

          Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

          After reviewing your response to these comments, we may have additional comments.
 Mr. Mark T. Lammas
Hudson Pacific Properties, Inc.
Hudson Pacific Properties, L.P.
August 10, 2018
Page 2

Form 8-K filed August 1, 2018

Exhibit 99.2

1. We note on page 27 that you present Same-Store net operating income on a "GAAP"
        basis. We also note on page 28 that you present "Property GAAP Net Operating Income"
        and "Total GAAP Net Operating Income." Given that NOI is a non-GAAP measure, please revise your future filings to remove the word "GAAP" from the labeling of your non-GAAP measures presented.


2. Please expand your presentation to separately disclose all material reconciling items between the cash basis operating measures and the non-cash basis operating measures
        (e.g. straight line rent adjustment, amortization of lease intangibles etc.)


        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact Jeffrey Lewis, Staff Accountant, at (202) 551-6216 or the undersigned at (202) 551-3438 with any questions.


                                                           Sincerely,


                                                           /s/ Robert F.
Telewicz, Jr.

                                                           Robert F. Telewicz,
Jr.
                                                           Accounting Branch
Chief
                                                           Office of Real
Estate and
                                                           Commodities